Seafarer Exploration Corp.
14497 N. Dale Mabry Highway, Suite 209N
Tampa, Florida  33618

December 23, 2009

VIA EDGAR AND FEDERAL EXPRESS

Suzanne Hayes
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549

Re:	Seafarer Exploration Corp. Form 10-K for the Year Ended December 31, 2008 Filed May 11, 2009 File No. 000-29461

Dear Ms. Hayes:

On behalf of Seafarer Exploration Corp. (the “Company”), this letter confirms that we have received your comment letter dated December 10, 2009 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2008.  This letter shall confirm that the Company intends to respond to your letter on our before January 8, 2009.

If you have any questions regarding the information set out above or any additional comments, please call the undersigned at (813) 885-5998 or Brent A. Jones, Esq., Bush Ross, P.A., at (813) 204-6420.

Sincerely, s/ Kyle Kennedy Kyle Kennedy President, Chief Executive Officer, and Chairman of the Board

cc: Bush Ross, P.A.